EXHIBIT 99.1

Precision Drilling Corporation Announces Filing of Annual Disclosure Documents

CALGARY, Alberta, March 10, 2025 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (Precision) announces that it has filed its annual disclosure documents with the securities commissions in each of the provinces of Canada and the United States Securities and Exchange Commission (SEC).

Precision’s 2024 Annual Report contains the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2024. Precision’s financial results for the year ended December 31, 2024 were previously released on February 12, 2025.

Precision’s Annual Report and Annual Information Form have been filed on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+) and on Form 40-F on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

The documents described above are also available on Precision’s website at www.precisiondrilling.com or by emailing Precision at info@precisiondrilling.com.

Precision’s 2025 Annual and Special Meeting of Shareholders will be held in a virtual-only format at 10:00 a.m. MDT on Thursday, May 15, 2025.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com